AZURE RAVENS ENTERTAINMENT

A Game Studio Crowd-Owned by YOU!



azureravens.com   Saline, MI

Entertainment   Games

Highlights

1 📈 Developing Ravenwood a game inspired by Harvest Moon & Fantasy Life

2 🎮 Developing the Virtual Reality Blacksmithing game "Goblin Forge"

3 🦸 Advisors were formerly part of Microsoft, Facebook, and Gearbox

4 🤝Access to 100s of gaming experts & large studios through connections with IGDA

5 🧑Founded by a Professor at Kettering University

6 ⚒️ A Midwest team with access to talent with a lower cost of living.

7 💰 The Azure Ravens team has successfully shipped over 6 titles for clients

Our Team



Corbin Reeves Founder & Creative Director

Game Designer, Design Instructor at Eastern Michigan University & Kettering University. Co-Organizer for the IGDA Ann Arbor supporting Michigan Game

University, Co-Organizer for the IGDA Ann Arbor supporting Michigan Game Studios

Game Design is my life's passion, it's what I have done throughout my life and my career. Now I am so excited to share this with you. We have spent years learning/growing our team and skills. Now we get to grow this dream studio with all of YOU!



Matthew Stone Advisor

Matthew is a renowned game designer who has worked for Microsoft, 343 Industries, Digital Extremes, and ZeniMax Online. Matthew has played an integral role as a designer and producer on Halo, Elder Scrolls Online, Warframe, and more.



Erik Avalos Advisor

Erik has nearly 20 years' experience in game design and production, shipping multiple AAA titles for Gearbox Software and 343 Industries. He believes in fostering responsible, sustainable game development through efficient and actionable design.



Jordan Ajlouni Advisor

Jordan has worked on and successfully shipped multiple AAA games, gaining most of his experience at Deep Silver Volition as a Lead Game Designer. He has experience leading teams and offering direction of creative projects, enabling teams success.



Austin Yarger Advisor

Austin has worked as a Software Engineer for major players in the game industry, from Electronic Arts (EA) to Facebook. Currently, he is a Professor at the University of Michigan with his student securing jobs across the industry.



Amelia Reeves 3D Artist & Animator

Amelia has trained as an animator under animation directors from Blizzard, Industrial Light and Magic, and Pixar.



Connor Thompson Gameplay Programmer

Connor has shipped over half a dozen projects as the primary software engineer for Azure Ravens. He has been a critical part of our production team and client relations.



Owen West 3D Artist

Owen has supported us on multiple large-scale 3D productions. From VR to Virtual Production.



Alex Sweeney 3D Artist

Alex has supported us on multiple large-scale 3D productions. From VR to Virtual Production.



Jacob Avery Gameplay Programing Intern

In Jacobs's time with us, he has worked on 4 separate client projects supporting critical systems.



Jocelyn Palmer Composer

Jocelyn has created dozens of tracks for both our clients and personal projects.



Abigail Neminski 2D Artist

In Abigail's time with us, she has created full graphic overhauls for 5 client projects and completed art for a full independent card game.



Brandon Clay 2D Artist

Brandon has worked with us over the last 3 years as a concept artist and now a 2D artist supporting various projects with his skill set.



Harper James 3D Art and Character Art Intern

Harper has worked with our art lead and character concept artist to bring characters to life.



Damian Verellen Jr Gameplay Programming Intern

In Damian's time with us, he has worked on 3 separate client projects supporting critical systems.

The Future of Game Development Needs You!

A handful of large, multi-billion-dollar companies hold majority ownership of some of the most popular gaming franchises and characters in the world. Though each of those games was created by a small team of artists, designers, engineers, and musicians, it is the mega conglomerates and publishers that reap the benefits of the work! The Gaming industry has exploded in popularity in recent years leading to worldwide publishing, merchandising opportunities, and even television/film adaptations.

Most studios are told the only route to success is to let one of these conglomerates or publishers control the future of the game. This is THE PATH that almost every brilliant game studio has had to take to bring their vision, their game to the light of day — until now.

Join Azure Ravens in a push to create a crowd-owned studio focused on growth and sustainability.





What's Happened In The Gaming Space Recently?

- Microsoft recently bought Activision Blizzard for $68.7 billion (Yes, billion with a 'b')
- Take-Two Interactive bought Zynga for $12.7 billion (Again billion with a 'b')
- Tencent recently bought Supercell for 860 million (Close, could have been another one with a 'B)

What is Azure Ravens?

Azure Ravens is a Midwest Game Studio looking to create a sustainable studio and ecosystem within the Midwest. Starting as a Contract Game Studio, we cut our teeth and grew an amazing team while developing and shipping multiple client projects. Now we are looking for investing partners to help us take the next step and realize the deep and immersive worlds we have designed.


HELLO!
FROM THE DEV TEAM
With everyone's support, we have done so much more than we ever thought possible! We will work hard to be worthy of the belief you have in us!
@AzureRavens

A Crowd-Owned Game Studio

With the advent of direct distribution systems (i.e. Steam, Xbox Indie, Sony Market Place, Nintendo Indie Direct, and Epic Games), the world has turned upside down and many industries have discovered that they no longer are tied to the "gatekeepers" that want their large "piece of the pie". The Games Industry is just starting to go down this road of independence, but Azure Ravens

Entertainment will go one step further — enabling investors to be a part of creating fun and engaging games that they can OWN a piece of!

What Do I Get For Investing?

Investing in the right Game Studio could have Huge Returns (not guaranteed, of course). What drove us to pick Wefunder is the potential opportunity of giving back to those who supported us.

So, what do you get for investing in Azure Ravens through Wefunder?

* An opportunity to share with us the Amazing Journey of growing a Company from its seed stage

* The chance to have your voice heard in the development of a video game.

* A ton of Wefunder Exclusive perks offered only to investors. (Really if you haven't checked them out, do so!)

Sounds like a fair deal?

What Are We Doing?

Azure Ravens is flipping the existing business model in the Indie games industry by empowering gamers to own an IP and be a part of the development process of our upcoming Farming RPG, Ravenwood Acres.

Our goal is to create world-class IP (intellectual properties) through games that we can produce in-house and publish on PC, Switch, Xbox, Playstation, and Mobile. We already have a project actively in development, and with you joining our team, we can continue the production journey. Azure Ravens is looking to take the Indie game development experience a step further by enabling our investors to be a part of creating fun and engaging games that they can own a piece of.

We have already developed multiple client projects, using these challenges to build up our team and skills. Now we are ready to launch into production on two wonderful games: Ravenwood Acres and Goblin Forge VR! We have multiple other projects just waiting in the early ideation stage to allow us to keep rapidly developing and releasing content. Our experience developing multiple client projects has primed us to keep a constant quality content pipeline in production.

While Goblin Forge VR is preparing to launch into Early Access, Ravenwood Acres is close to the Vertical Slice stage. We plan to use any revenue generated from Goblin Forge VR, our client projects, and our fundraising efforts to help launch Ravenwood to the mass market on PC, Switch, Xbox, Playstation, and Mobile. Ravenwood's Vertical Slice will be reliant on your feedback and support, with a number of opportunities for your voice to be heard. The Vertical Slice serves as a demo to venture capitalists and publishers, allowing us to raise some additional money to compete and excel in the space.

In short, we are making excellent games and stories that we will own, and by retaining ownership of the IP, we can turn any success into franchises that fans can continue to enjoy. The major production studios do this, but we are cutting straight to the point and going directly to the people! As a result, we will have more control and be able to garner better deals because YOU invested in US.

Okay, I'm In! Tell me more about Ravenwood

Ravenwood Acres is inspired by the wildly successful Farming RPG games that have come before it, but with a special twist that makes Ravenwood stand out from the crowd. Fans of this genre will find that they are still treated to a plot of farmland in a small frontier town that has seen better days. From there, Ravenwood Acres breathes new life into the genre through our unique Lifestyle System, where players can branch out and take on other professions.



RAVENWOOD IS A GAME BASED ON CHOICE; THIS CHOICE ALLOWS FOR RE-PLAYABILITY AND PLAYER RETENTION.

When the player chooses to be more than just a farmer, they do not lose the farmer benefits; instead, they gain the benefits of the new Lifestyle. The player is free to explore any number of Lifestyles at any time.

With so much to choose from in Ravenwood, each player's experience is unique. The player is also encouraged to engage in long play sessions while not being punished if they are limited on playtime. This crafting of a unique and special experience encourages players to build a connection to their world. Through cosmetic and content DLC, players will look to further customize their experience and expand their world.

We have spent the past year bringing all our client projects to a post-launch live service state, which allows us to continue maintaining revenue for the studio while we pursue this project with our consolidated effort.

We have been working diligently, using the funds from our client work to fund the pre-production stage of this timeline. Now we are in the middle of developing the vertical slice, and WE want our investors to be part of our team and production journey. With the help of our incredible investors, we can continue production on schedule.

We understand our strength lies in developing and producing games. So, we plan to partner with a leading marketing agency to gain organic customer traction and drive brand awareness.

Why Now?

The Gaming industry has been booming over the last few years and the opportunity for new studios have been steadily growing. In 2020, the gaming industry generated $155 billion in revenue.

By 2025, analysts predict the industry will generate more than $260 billion in revenue.



GLOBAL VIDEO GAME MARKET VALUE

300BILLION



This graph contains forward-looking projections that cannot be guaranteed.

There has never been a better time to get into the business of making games. Today it's easy to sell your game on digital storefronts, and with the acceptance of gaming console brands like Xbox, Sony, and Nintendo, developers no longer need to rely on publishers to release an independent game.



Players are captivated by the soothing rhythms and loops within Lifestyle RPGs. This form of repetition has been found to create opportunities to think creatively. The fact that Animal Crossing: New Horizons was the biggest hit in 2020, breaking the console record for premium launch downloads, confirms that the Farming RPG genre is here to stay. The total revenue from RPGs is expected to reach $120 billion by 2026, having grown at a CAGR of 7.95% from 2022.



Overall, there has been an exponential level of growth in the video game industry across the US and Global markets, with consumers having turned to video games as a form of escapism during the pandemic. Over half of US residents (55%) played video games during the first phase of COVID-19 lockdowns and the premium games market grew 28% in 2020.

Why Azure Ravens Is A Smart Investment Opportunity

Azure Ravens' biggest differentiator lies in our unique business model. We are democratizing innovation in the gaming industry by bringing power to gamers. Our world-class IP will be produced in-house and published on PC, Switch, Xbox, Playstation, and Mobile. The entire time, our investors will be a part of the magic in the back end.

Outside of these traditional online markets, we are partnering with Xsolla to sell our games through our website. This will enable players to purchase for their preferred platform, while also enabling us to reduce the revenue percentage taken by these major markets.



We will always retain ownership of our IP, but we can turn any success into franchises that fans can continue to enjoy. This is what the major production studios do, but we are cutting straight to the point and going directly to the people! As a result, we will have more control and be able to garner better deals because YOU invested in the US.

Investors also have a strong potential to make money with us because we will follow the traditional premium game loop. Gamers will purchase a completed premium title at launch, and then every 3 to 6 months purchase a Major Downloadable Content (DLC) pack. Within this Major Content DLC release cycle, we will also release Cosmetic DLC which will allow the player to further customize their experience.

For each major release, we will work with our partners to create merchandise to allow for additional avenues for revenue generation. We currently have tentative agreements with Model Figure teams, Apparel teams, and additional physical suppliers.

In short, Azure Ravens will generate revenue from the sale of Premium Games, Major Content DLC, Cosmetic DLC, and Physical Merchandise.

📈 Quick Round-Up On Why To Invest In Azure Ravens

Potential to make money, experience the unique game development process, own up-and-coming intellectual property, and have a say in the process!

In short, we are focused on creating high-quality games and stories that we will own, and by retaining ownership of the IP, we can turn any success into franchises that fans can continue to enjoy. This is what the major conglomerates or publishers do, but we are cutting straight to the point and going directly to the people!

Join us to create high-quality games that connect with audiences of all ages. You don't have to think very hard about your childhood to remember some of your favorite games growing up, and we now have this opportunity with a new, young and connected generation. Invest today!